UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 26, 2017, regarding the Company’s Dividend Distribution Proposal.

Istanbul, April 26, 2017

Announcement Regarding Dividend Distribution Proposal

In line with our Company’s dividend policy approved during the Ordinary General Assembly Meeting held on March 26, 2015; Turkcell’s Board of Directors has taken the decision to submit the proposal on the distribution of our Company’s dividend in a gross amount of TRY 1,791,000,000 which corresponds to approximately 50% of Turkcell’s net distributable profit for the fiscal years 2015 and 2016 and equivalent of a gross cash dividend of TRY 0.8140909 (net TRY 0.6919773 TL) per ordinary share with a nominal value of TRY 1, in accordance with the dividend distribution proposal table which have been prepared for the related fiscal years, to the discussion and approval of the Ordinary General Assembly of Shareholders scheduled for May 25, 2017.

Furthermore, Board of Directors decided to propose distribution of the respective amount to the shareholders in cash and in three equal installments as of 15 June 2017, 15 September 2017 and 15 December 2017, regardless of issuance and acquisition date of these shares while in proportion to shares held.

Herewith enclosed are the details of the dividend distribution proposal decision taken, the dividend distribution table and dividend per share.

Proposed Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)
First Installment	Second Installment	Third Installment	Total
0.2713636	0.2713636	0.2713637	0.8140909

Proposed Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)
First Installment	Second Installment	Third Installment	Total
0.2306591	0.2306591	0.2306591	0.6919773

Proposed Cash Dividend Date
First Installment	Second Installment	Third Installment
15.06.2017	15.09.2017	15.12.2017

Note: The gross cash dividend per ordinary share with a nominal value of TRY 1 in each installment will exactly be TRY 0.2713636 (net TRY 0.2306591). However, this cannot be stated as such in the above tables which are part of Public Disclosure Platform disclosure due to technical reasons.

Notice: Please note that the payment of the dividend described above is contingent upon our AGM being duly convened and on obtaining a favorable vote from our shareholders at such meeting.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Annex: Board of Directors Dividend Distribution Proposal

The Board of Directors of the Company decided to distribute an aggregate gross cash of TRY 1.791.000.000 which corresponds to approximately 50% of Turkcell’s net distributable income pertaining to year 2015 and 2016 to be paid in cash to our shareholders within the below conditions explained hereunder as part of the resolution:

1.
As a result of the activities of our Company, pertaining to the period between January 1,  2016 and December 31, 2016, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué numbered II-14.1, named “Communiqué Regarding the  Financial Reporting in Capital Markets” is TRY  1.938.340.164- and the commercial  profit calculated according to the provisions of Turkish Commercial Code is TRY  198.981.269-,

2.
TRY 1.511.725.130- after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Guide Of Dividend” which was published on 27 January 2014.

3.	As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our company; no first legal reserve set aside,

4.
TRY  1.511.725.130- is the distributable dividend  of  the Company, pertaining to year  2016 and TRY  1.586.861.289- calculated by adding TRY  75.136.160- which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

5.
In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends”, clauses set in the article of association of our company and the dividend distribution policy that was adopted by our Company with the Board of Directors resolution dated February 18, 2014 and declared to public; TRY  317.372.258-, which is 20%,  of the first dividend basis, amounting to TRY  1.586.861.289- shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 168.100.000- shall be separated from the rest of the net distributable current year profit, amounting to TRY 1.035.057.042- shall be distributed as cash dividend from 2015 profit, which was taken place within previous years’ profit.

a. The amount of TRY 150.574.060- within total amount of TRY 1.791.000.000-, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves whereas TRY 1.640.425.940 which shall be distributed in cash from statutory previous year’s profit.

b. The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 1.791.000.000- as mentioned hereinabove,

c. In this respect, gross amount of TRY 0,8140909- shall be paid in cash to our shareholders for each share, having a nominal value of TRY 1.- (One  Turkish Lira),

The aggregate gross amount of cash dividend payment shall be TRY 1.791.000.000-,

6.	TRY 587.682.171- which is the remaining of the 2016 year’s distributable profit after the cash dividend distribution shall be :

a. Regarded as previous year’s profit and set aside within the Company,

b. The withholding tax deductions shall be applicable on the amount, which is set aside as previous year’s profit, in case such amount shall be subject to redistribution

TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2016 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				1,118,842,712

If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		1,938,340,164		198,981,269

4)	Tax (-)		426,615,034		75,401,109

5)	Net Profit for the period (=)	(3-4)	1,511,725,130	(3-4)	123,580,160

6)	Prior Years’ Loses (-)				771,096

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	1,511,725,130	(5-6-7)	122,809,064

9)	Donations made during the year		75,136,160

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	1,586,861,289

11)	First Dividend		317,372,258
a	-Cash
b	-Cash	(10*the minimum	317,372,258
c	-Share -Total	rate determined by the CMB)	317,372,258

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		438,570,700

16)	Secondary Legal Reserves	((11+12+13+14+15)- (H5*0.05))/10	168,100,000

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	8- (11a+12+13+14+16+17+18)	587,682,171

20)	Other Distributable Sources
	-Prior years’ profits (**) -Ekstra Ordinary Reserves -Other Distributable Reserves in accordance with legislation and Articles of Association		1,035,057,042		1,791,000,000

(*) As indicated in the Board of Directors’ decision numbered 1388 and dated April 26, 2017 TRY 587.682.171- which is the remaining of the 2016 year’s distributable profit after the cash dividend distribution shall be regarded as previous year’s profit and set aside within the Company,
(**) Pertaining to the period between January 1, 2016 and December 31, 2016, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the “Communiqué Regarding the Financial Reporting in Capital Markets”.  The amount of TRY 150.574.060 within total amount of TRY 1.791.000.000-, which shall be distributed in cash, shall be distributed from statutory extraordinary reserves whereas TRY 1.640.425.940 which shall be distributed in cash from statutory previous year’s profit

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND AMOUNT (TRY)	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
			AMOUNT (TRY)	RATIO (%)
GROSS	A
	B
	TOTAL	1,791,000,000	0.8140909	81.41
	There are no groups of shares in Our Company. Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A
	B
	TOTAL	1,522,350,000	0.6919773	69.20
	There are no groups of shares in Our Company. Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS
DISTRIBUTED DIVIDEND AMOUNT (TRY) TO	RATIO OF SHAREHOLDERS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING
1,791,000,000	48.82
(1) Group shares will be disclosed separately if there exists any privileged shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 27, 2017	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 27, 2017	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President